===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               DELPHI CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    247126105
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                                 (CUSIP Number)

                            Merrill Lynch & Co., Inc.
                            4 World Financial Center
                                250 Vesey Street
                            New York, New York 10080
                           Telephone: (212) 449 - 1000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 7, 2007
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. This box should not be checked off.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

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
---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 2 of 19
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merrill Lynch & Co., Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,490,306 Shares
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     0 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,490,306 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,490,306 Shares(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.27% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------
-------------
(1) Box (a) is checked with respect to the relationship of the Reporting Person and the other New Investors described in Item 4. As a result of the proposal and related agreements described in Item 4, the Reporting Person may be deemed to be the beneficial owner of shares of the Issuer's Common Stock beneficially owned by the New Investors described in Item 4. Based on information provided to the Reporting Person or in Schedules 13D filed by the other New Investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, UBS AG and its related entities beneficially own 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and Goldman Sachs & Co. and its related entities beneficially own 20,219,188 shares. The total percentage of the outstanding shares of Common Stock beneficially owned by all of the New Investors and their related entities is approximately 23.31%.

(2) Box (b) is checked with respect to the relationship of the Reporting Person and the New Additional Investors described in Item 4. As a result of the arrangements in the New Additional Investor Agreement described in
     Item 4, the Reporting Person may be deemed a member of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the New Additional Investors under the New Additional
     Investor Agreement. The Reporting Person, however, expressly disclaims membership in any group with the New Additional Investors as a result of the New Additional Investor Agreement.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 3 of 19
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merrill Lynch, Pierce, Fenner & Smith Incorporated
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   1,482,206 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               0 Shares
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     1,482,206 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      0 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,482,206 Shares(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.26% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         BD, IA, CO
--------------------------------------------------------------------------------
------------
(1) Box (a) is checked with respect to the relationship of the Reporting Person and the other New Investors described in Item 4. As a result of the proposal and related agreements described in Item 4, the Reporting Person may be deemed to be the beneficial owner of shares of the Issuer's Common Stock beneficially owned by the New Investors described in Item 4. Based on information provided to the Reporting Person or in Schedules 13D filed by the other New Investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, UBS AG and its related entities beneficially own 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and Goldman Sachs & Co. and its related entities beneficially own 20,219,188 shares. The total percentage of the outstanding shares of Common Stock beneficially owned by all of the New Investors and their related entities is approximately 23.31%.

(2) Box (b) is checked with respect to the relationship of the Reporting Person and the New Additional Investors described in Item 4. As a result of the arrangements in the New Additional Investor Agreement described in
     Item 4, the Reporting Person may be deemed a member of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the New Additional Investors under the New Additional
     Investor Agreement. The Reporting Person, however, expressly disclaims membership in any group with the New Additional Investors as a result of the New Additional Investor Agreement.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 4 of 19
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merrill Lynch Financial Markets, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   515 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               0 Shares
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     515 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      0 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         515 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
------------
(1) Box (a) is checked with respect to the relationship of the Reporting Person and the other New Investors described in Item 4. As a result of the proposal and related agreements described in Item 4, the Reporting Person may be deemed to be the beneficial owner of shares of the Issuer's Common Stock beneficially owned by the New Investors described in Item 4. Based on information provided to the Reporting Person or in Schedules 13D filed by the other New Investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, UBS AG and its related entities beneficially own 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and Goldman Sachs & Co. and its related entities beneficially own 20,219,188 shares. The total percentage of the outstanding shares of Common Stock beneficially owned by all of the New Investors and their related entities is approximately 23.31%.

(2) Box (b) is checked with respect to the relationship of the Reporting Person and the New Additional Investors described in Item 4. As a result of the arrangements in the New Additional Investor Agreement described in
     Item 4, the Reporting Person may be deemed a member of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the New Additional Investors under the New Additional
     Investor Agreement. The Reporting Person, however, expressly disclaims membership in any group with the New Additional Investors as a result of the New Additional Investor Agreement.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 5 of 19
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merrill Lynch Bank & Trust Co., FSB
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Savings Bank under US Federal law
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   7,420 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               0 Shares
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     7,420 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      0 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,420 Shares(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         BK
--------------------------------------------------------------------------------
------------
(1) Box (a) is checked with respect to the relationship of the Reporting Person and the other New Investors described in Item 4. As a result of the proposal and related agreements described in Item 4, the Reporting Person may be deemed to be the beneficial owner of shares of the Issuer's Common Stock beneficially owned by the New Investors described in Item 4. Based on information provided to the Reporting Person or in Schedules 13D filed by the other New Investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, UBS AG and its related entities beneficially own 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and Goldman Sachs & Co. and its related entities beneficially own 20,219,188 shares. The total percentage of the outstanding shares of Common Stock beneficially owned by all of the New Investors and their related entities is approximately 23.31%.

(2) Box (b) is checked with respect to the relationship of the Reporting Person and the New Additional Investors described in Item 4. As a result of the arrangements in the New Additional Investor Agreement described in
     Item 4, the Reporting Person may be deemed a member of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the New Additional Investors under the New Additional
     Investor Agreement. The Reporting Person, however, expressly disclaims membership in any group with the New Additional Investors as a result of the New Additional Investor Agreement.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 6 of 19
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merrill Lynch International
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   165 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               0 Shares
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     165 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      0 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         165 Shares(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------
------------
(1) Box (a) is checked with respect to the relationship of the Reporting Person and the other New Investors described in Item 4. As a result of the proposal and related agreements described in Item 4, the Reporting Person may be deemed to be the beneficial owner of shares of the Issuer's Common Stock beneficially owned by the New Investors described in Item 4. Based on information provided to the Reporting Person or in Schedules 13D filed by the other New Investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, UBS AG and its related entities beneficially own 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and Goldman Sachs & Co. and its related entities beneficially own 20,219,188 shares. The total percentage of the outstanding shares of Common Stock beneficially owned by all of the New Investors and their related entities is approximately 23.31%.

(2) Box (b) is checked with respect to the relationship of the Reporting Person and the New Additional Investors described in Item 4. As a result of the arrangements in the New Additional Investor Agreement described in
     Item 4, the Reporting Person may be deemed a member of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the New Additional Investors under the New Additional
     Investor Agreement. The Reporting Person, however, expressly disclaims membership in any group with the New Additional Investors as a result of the New Additional Investor Agreement.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 7 of 19
---------------------                                         -----------------

This Amendment No. 3 (the "Amendment") to the statement on Schedule 13D initially filed on December 28, 2006 (the "Initial Schedule 13D"), as amended by Amendment No. 1 thereto filed on January 30, 2007, as amended by Amendment No. 2 thereto filed on March 16, 2007 (as amended by Amendment No.1 and Amendment No. 2, the "Amended Schedule 13D") by Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), Merrill Lynch Financial Markets, Inc. ("MLFM"), Merrill Lynch Bank & Trust Co., FSB ("MLTFSB") and Merrill Lynch International ("MLI") (collectively, the "Reporting Persons"), relates to shares of Common Stock, par value $0.01 per share (the "Shares") of Delphi Corporation (the "Issuer"), and is being filed to amend the Amended Schedule 13D as specifically set forth below.

Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to a Reporting Person, as such term is defined in Item 2 of the Initial Schedule 13D.

The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is amended as follows:

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of ML&Co. is set forth in Schedule I-A hereto and is incorporated herein by reference.


ITEM 4. PURPOSE OF TRANSACTIONS.

Item 4 is hereby amended by adding the following:

On July 7, 2007, the Issuer delivered a notice of termination of the Investment Agreement pursuant to Section 12(g) of the Investment Agreement. The Investors continued to engage in discussions with the Issuer regarding a possible restructured investment in the Issuer in connection with the Issuer's reorganization, including many elements similar to those contained in the Investment Agreement and the Plan Framework Support Agreement.

                              NEW PROPOSAL LETTER

On July 17, 2007, ADAH, Del-Auto, Merrill, UBS, Goldman Sachs & Co. ("GS") and Pardus DPH Holding LLC ("Pardus DPH") (an affiliate of Pardus Special Opportunities Master Fund L.P. ("Pardus")) delivered to the Issuer a proposal, which the Issuer accepted (subject to bankruptcy court approval), for a potential investment of up to $2.55 billion in the aggregate in preferred and common equity of the reorganized Issuer and a proposed reorganization framework for the Issuer (the "New Proposal"). Each of ADAH, Del-Auto, Merrill, UBS, GS and Pardus DPH are referred to herein as the "New Investors." Each of Del-Auto, Merrill, UBS, GS and Pardus DPH are referred to herein as the "Co-Investors." A copy of the New Proposal is attached as Exhibit 20 to the Schedule 13D/A filed by Appaloosa on July 20, 2007.

According to the New Proposal, the New Investors would enter into an Equity Purchase and Commitment Agreement (the "New Investment Agreement") providing for the potential equity investment. The New Proposal was to terminate if, on or before August 16, 2007, (x) the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") had not issued an order reasonably satisfactory to the New Investors approving and authorizing the Issuer to enter into the New Investment Agreement and certain other matters,
(y) the Issuer had not entered into the New Investment Agreement or (z) any of the New Investors determined in its sole discretion that any of the conditions contained in the New Investment Agreement were incapable of being satisfied or that any of the New Investors was entitled to exercise a termination right under the New Investment Agreement.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 8 of 19
---------------------                                         -----------------

Subsequent to July 17, 2007 and in connection with the Bankruptcy Proceedings, the New Investors and the Issuer agreed to certain modifications to the proposed form of New Investment Agreement. On August 2, 2007, the Bankruptcy Court held a hearing on Delphi's motion for the approval of the proposed form of New Investment Agreement. On August 2, 2007, the Bankruptcy Court approved such motion and on August 3, 2007, the modified form of New Investment Agreement was executed by the parties thereto. A copy of the modified New Investment Agreement, as executed on August 3, 2007, is attached as Exhibit 25 to the Schedule 13D/A filed by Appaloosa on August 7, 2007.

                               EQUITY INVESTMENT

Under the terms of the New Investment Agreement, on the terms and subject to the conditions of the New Investment Agreement, the New Investors will purchase an aggregate of $800 million of convertible preferred stock and approximately $175 million of common stock in the reorganized Issuer as follows: (i) each New Investor will purchase for $38.39 per share, each New Investor's proportionate share of 4,558,479 shares of the reorganized Issuer's new common stock (the "New Direct Subscription Shares"); (ii) each Co-Investor will purchase for $38.39 per share, each Co-Investor's proportionate share of the reorganized Issuer's new Series B Senior Convertible Preferred Stock (the "New Series B Preferred Stock"); and (iii) ADAH will purchase for $31.28 per share, 12,787,724 shares of the reorganized Issuer's new Series A-1 Senior Convertible Preferred Stock (the "New Series A-1 Preferred Stock"). The number of New Direct Subscription Shares and New Series B Preferred Stock to be purchased by each New Investor is set forth on Schedule 2 to the New Investment Agreement.

Additionally, on the terms and subject to the conditions of the New Investment Agreement, the New Investors will purchase any unsubscribed shares ("New Unsubscribed Shares") of the reorganized Issuer's new common stock in connection with an approximately $1.6 billion rights offering (the "Rights Offering") that will be made available to holders of Common Stock as of a record date to be determined by the Issuer. In accordance with the New Investment Agreement, the Issuer will distribute certain rights to holders of Common Stock to acquire new common stock of the reorganized Issuer subject to the effectiveness of a registration statement to be filed with the U.S.
Securities and Exchange Commission, approval of the Bankruptcy Court and satisfaction of other terms and conditions. The rights, which will be transferable by the original eligible holders, will permit holders to purchase their pro rata share of new common stock of the reorganized Issuer at $38.39 per share.

Altogether, the New Investors could invest up to an aggregate of $2.55 billion in the reorganized Issuer. The New Investment Agreement is subject to satisfaction and waiver of numerous conditions and the non-exercise by either the Issuer or the New Investors of certain termination rights, all of which are more fully described in the New Investment Agreement.

The New Investors will be entitled to payment of certain commitment fees and an alternate transaction fee, and ADAH will be entitled to an arrangement fee, in amounts, at the times and under the circumstances set forth in the New Investment Agreement.

                        PLAN OF REORGANIZATION FRAMEWORK

The New Investment Agreement further outlines the Issuer's proposed framework for a plan of reorganization, which includes distributions to be made to creditors and stockholders, the treatment of GM's claims, and the corporate governance of the reorganized Issuer.

                         CORPORATE GOVERNANCE STRUCTURE

Under the terms of the proposed plan, the reorganized Issuer would be governed by a nine (9) member board of directors including an executive chairman and the Issuer's CEO. Subject to certain conditions, six of the nine directors would be required to be independent of the reorganized Issuer under applicable exchange rules and independent of the New Investors.

A five (5) member selection committee will have certain approval rights with respect to the reorganized Issuer's initial Board of Directors. The selection committee will consist of John D. Opie, the Issuer's board of directors' lead independent director, a representative of each of the Issuer's two statutory committees, a representative from Appaloosa and a representative from the Co-Investors (other than UBS, Merrill and GS). ADAH, through its proposed New Series A-1 Preferred Stock ownership, would have certain veto rights regarding extraordinary

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 9 of 19
---------------------                                         -----------------

corporate actions such as change of control transactions and acquisitions or investments in excess of $250 million in any twelve (12) month period.

Executive compensation for the reorganized company must be on market terms, must be reasonably satisfactory to ADAH, and the overall executive compensation plan design must be described in the Issuer's disclosure statement and incorporated into the plan of reorganization.

                         NEW INVESTOR LETTER AGREEMENT

On July 18, 2007, Appaloosa, Harbinger, Merrill, UBS, GS and Pardus entered into a letter agreement (the "Letter Agreement") governing the relationships among them. A copy of the Letter Agreement is attached as Exhibit 21 to the
Schedule 13D/A filed by Appaloosa on July 20, 2007.

The parties to the Letter Agreement have agreed, subject to certain exceptions, to certain transfer restrictions on claims and interests in any of the Debtors (as defined in the New Investment Agreement). Additionally, the Letter Agreement sets forth certain obligations of the parties to the Letter Agreement with respect to supporting the transactions contemplated by the New Investment Agreement on the terms and subject to the conditions contained in the Letter Agreement.

                            NEW ADDITIONAL INVESTORS

On July 23, 2007, ADAH, Del-Auto, Merrill and UBS (the "New Initial Investors") and certain third party additional investors (the "New Additional Investors") entered into an agreement (the "New Additional Investor Agreement") pursuant to which, on the terms and subject to the conditions contained therein, the New Initial Investors committed to sell and the New Additional Investors committed to buy a portion of any New Direct Subscription Shares and New Unsubscribed Shares that may be purchased by the New Initial Investors pursuant to the New Investment Agreement. The aggregate maximum amount of New Direct Subscription Shares and New Unsubscribed Shares that may be sold pursuant to the New Additional Investor Agreement would be approximately 16,801,235, assuming that the New Investors are required to purchase all the shares of the reorganized Issuer's new common stock in connection with an approximately $1.6 billion rights offering pursuant to the New Investment Agreement (the "New Rights Offering"). Further, the New Additional Investor Agreement provides that the New Initial Investors will share with the New Additional Investors a portion of any Standby Commitment Fee and/or Alternate Transaction Fee (as such terms are defined in the New Investment Agreement) received by the New Initial Investors. The New Initial Investors expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors. A copy of the form of New Additional Investor Agreement is attached as Exhibit 23 to the Schedule 13D/A filed by Appaloosa on July 25, 2007.

On July 23, 2007,  the New Initial  Investors  entered  into an agreement  (the
"Agreement Among Initial Investors"), pursuant to which the New Initial Investors allocated as among themselves the obligations to sell shares and share fees pursuant to the New Additional Investor Agreement. A copy of the form of the Agreement Among Initial Investors is attached as Exhibit 24 to the
Schedule 13D/A filed by Appaloosa on July 25, 2007.

Except as described in this Item 4 or otherwise described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the New Investment Agreement and the Letter Agreement, each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement, the New Investment Agreement and the Letter Agreement), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                  Page 10 of 19
---------------------                                         -----------------

This Amendment is not a solicitation for votes on the Issuer's plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer's plan of reorganization.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated as follows:

     (a) - (b) Set forth in the table below is the number and percentage of shares of Shares beneficially owned by each Reporting Person as of August 23, 2007:

                              Number of Shares
                                Beneficially     Number of Shares    Aggregate
                              Owned with Sole   owned with Shared     Number
                                Voting and         Voting and       of Shares
                               Dispositive        Dispositive      Beneficially
                                  Power              Power           Owned(1)
-------------------------------------------------------------------------------
Merrill Lynch & Co., Inc.             0         1,490,306          1,490,306
-------------------------------------------------------------------------------
Merrill Lynch, Pierce,
Fenner & Smith
Incorporated                  1,482,206                 0          1,482,206
-------------------------------------------------------------------------------
Merrill Lynch Financial
Markets, Inc.                       515                 0                515
-------------------------------------------------------------------------------
Merrill Lynch Bank &
Trust Co., FSB                    7,420                 0              7,420
-------------------------------------------------------------------------------
Merrill Lynch International         165                 0                165
-------------------------------------------------------------------------------

(1) Pursuant to Rule 13d-5(b)(1), as a result of the proposal and related agreements described in Item 4, the Reporting Person may be deemed to be the beneficial owner of shares of the Issuer's Common Stock beneficially owned by the New Investors described in Item 4. Based on information provided to the Reporting Person or in Schedules 13D filed by the other New Investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, UBS AG and its related entities beneficially own 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and Goldman Sachs & Co. and its related entities beneficially own 20,219,188 shares. The total percentage of the outstanding shares of Common Stock beneficially owned by all of the New Investors and their related entities is approximately 23.31%.

     (c) The information set forth in Item 3 of the Initial Schedule 13D is hereby incorporated by reference herein. Except as disclosed in Item 4 of the Initial Schedule 13D, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons has effected any transaction in the Common Stock in the 60 days prior to the filing of this Amendment No. 2 to the Schedule 13D, other than (1) brokerage transactions by MLPF&S and its affiliates on behalf of their customers, (2) market making transactions by MLPF&S and its affiliates occurring prior to August 24, 2007 and (3) such transactions as are noted on Schedule VI hereto, which is incorporated by reference in its entirety into this Item 5(c).

     (d) Not applicable.

     (e) Not applicable.

                                     * * *

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                  Page 11 of 19
---------------------                                         -----------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure set forth in Item 4 hereof is incorporated herein by reference.

Concurrent with the delivery of the New Proposal, Appaloosa, UBS Securities LLC, Harbinger, Merrill, Pardus and GS entered into an agreement regarding the allocation of certain potential liabilities in connection with the New Investment Agreement. A copy of such agreement is attached as Exhibit 22 to the
Schedule 13D/A filed by Appaloosa on July 20, 2007.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended and restated as follows:

 EXHIBIT                      DESCRIPTION
----------- -------------------------------------------------------------------
   7.1 Joint Filing Agreement, dated as of December 28, 2006, by and among Merrill Lynch & Co., Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Financial Markets, Inc., Merrill Lynch Bank & Trust Co., FSB and Merrill Lynch International (incorporated by reference to Exhibit 1 to the Statement on Schedule 13 D filed by Merrill Lynch & Co., Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Financial Markets, Inc., Merrill Lynch Bank & Trust Co., FSB and Merrill Lynch International on December 28, 2006).

   7.2 Confidential Information, Standstill And Nondisclosure Agreement, dated as of July 31, 2006, by and among Delphi Corporation, Appaloosa Management L.P., and Harbinger Capital Partners Master Fund I, Ltd. (incorporated by reference to Exhibit 3 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on August 1, 2006).

   7.3 Amended Confidential Information, Standstill and Nondisclosure Agreement, dated as of August 25, 2006, by and among Appaloosa Management L.P. and Harbinger Capital Partners Master Fund I, Ltd. (incorporated by reference to Exhibit 6 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on August 29, 2006).

   7.4 Engagement Letter, dated as of July 31, 2006, by and among UBS Securities LLC, Appaloosa Management L.P. and Harbinger Capital Partners Master Fund I, Ltd. (incorporated by reference to Exhibit 4 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on August 1, 2006).

   7.5 Engagement Letter, dated as of July 31, 2006, by and among Merrill Lynch & Co. Appaloosa Management L.P. and Harbinger Capital Partners Master Fund I, Ltd. (incorporated by reference to Exhibit 5 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on August 1, 2006).

   7.6 Proposal Letter (attaching form of Equity Purchase and Commitment Agreement and Equity Commitment Letters) dated December 18, 2006 (incorporated by reference to Exhibit 99.E to the Current Report on Form 8-K filed by Delphi Corporation on December 18, 2006).

   7.7 Plan Framework Support Agreement, dated December 18, 2006, among Delphi Corporation, General Motors Corporation, Appaloosa Management L.P., Cerberus Capital Management, L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC (incorporated by reference to Exhibit 99.A to the Current Report on Form 8-K filed by Delphi Corporation on December 18, 2006).

   7.8 Agreement of Limited Partnership of Del A-2 L.P., dated December 18, 2006, among A-D GP Management, LLC, Appaloosa Investment L.P. I, Palomino Fund Ltd., Harbinger Del-Auto Investment Company, Ltd. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 9 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on December 19, 2006).

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                  Page 12 of 19
---------------------                                         -----------------


   7.9 Commitment Letter from Harbinger Capital Partners Master Fund I, Ltd. to Harbinger Del-Auto Investments Company, Ltd. and DEL A-2 L.P. (incorporated by reference to Exhibit 10 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on December 19, 2006).

   7.10 Contribution and Reimbursement Agreement, dated December 18, 2006, between Appaloosa Management L.P. and Cerberus Capital Management L.P. (incorporated by reference to Exhibit 11 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on December 19, 2006).

   7.11 Contribution and Reimbursement Agreement, dated December 18, 2006, among Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Merrill Lynch, Pierce, Fenner & Smith, Incorporated and UBS Securities LLC (incorporated by reference to Exhibit 12 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on December 19, 2006).

   7.12 Form of Equity Purchase and Commitment Agreement, dated January 18, 2007, among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Dolce Investments LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Delphi Corporation (incorporated by reference to Exhibit 13 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on January 18, 2007).

   7.13 Form of Supplement to the Equity Purchase and Commitment Agreement, dated January 18, 2007, among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Dolce Investments LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Delphi Corporation (incorporated by reference to Exhibit 14 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on January 18, 2007).

   7.14 Form of Amendment and Supplement to the Plan Framework Support Agreement, dated January 18, 2007, among Delphi Corporation, General Motors Corporation, Appaloosa Management L.P., Cerberus Capital Management, L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith, Incorporated and UBS Securities LLC (incorporated by reference to Exhibit 15 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on January 18, 2007).

   7.15 Amendment to the Equity Purchase and Commitment Agreement dated February 28, 2007, by and among Delphi Corporation, A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Dolce Investments LLC, Merrill Lynch, Pierce, Fenner & Smith, Incorporated and UBS Securities LLC (incorporated by reference to
            Exhibit 99(a) to the Form 8-K filed by Delphi Corporation on February 28, 2007).

   7.16 Power of attorney, dated as of January 29, 2007, by Merrill Lynch & Co., Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Financial Markets, Inc., Merrill Lynch Bank & Trust Co., FSB and Merrill Lynch International.

   7.17 Proposal Letter (attaching form of Equity Purchase and Commitment Agreement and Equity Commitment Letters) dated July 18, 2007 (incorporated by reference to Exhibit 20 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on July 20, 2007).

   7.18 Letter Agreement, dated July 18, 2007, from Appaloosa Management L.P. to Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman Sachs & Co. and Pardus Special Opportunities Master Fund L.P. (incorporated by reference to Exhibit 21 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on July 20, 2007).

   7.19 Contribution and Reimbursement Agreement, dated July 18, 2007, among Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                  Page 13 of 19
---------------------                                         -----------------

            Special Situations Fund, L.P., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, UBS Securities LLC, Goldman Sachs & Co. and Pardus Special Opportunities Master Fund L.P. (incorporated by reference to Exhibit 22 to the Amendment to the Statement on
            Schedule 13D filed by Appaloosa Management L.P. on July 20, 2007).

   7.20 Additional Investor Agreement, dated as of July 23, 2007, by and among, A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC and certain additional investors (incorporated by Reference to Exhibit 23 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on July 25, 2007).

   7.21 Agreement Among Initial Investors, dated as of July 23, 2007, by and among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to
            Exhibit 24 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on July 25, 2007).

   7.22 Equity Purchase and Commitment Agreement, dated August 3, 2007, among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman Sachs & Co., Pardus DPH Holding LLC and Delphi Corporation (incorporated by reference to Exhibit 25 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on August 7, 2007).

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                  Page 14 of 19
---------------------                                         -----------------


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2007


MERRILL LYNCH & CO., INC.


By: /s/ Cara Londin
    -----------------------------------------
    Name: Cara Londin
    Title: Assistant Secretary



MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED


By: /s/ Cara Londin
    -----------------------------------------
    Name: Cara Londin
    Title: Assistant Secretary



MERRILL LYNCH FINANCIAL MARKETS, INC.


By: /s/ Cara Londin
    -----------------------------------------
    Name: Cara Londin, Attorney-in-fact

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                  Page 15 of 19
---------------------                                         -----------------


MERRILL LYNCH BANK & TRUST CO., FSB


By: /s/ Cara Londin
    -----------------------------------------
    Name: Cara Londin, Attorney-in-fact



MERRILL LYNCH INTERNATIONAL


By: /s/ Cara Londin
    -----------------------------------------
    Name: Cara Londin, Attorney-in-fact

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                  Page 16 of 19
---------------------                                         -----------------


                                  SCHEDULE I-A

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of ML&Co. is set forth below. All directors listed below are United States citizens, except for Judith Mayhew Jonas who is both a U.K. citizen and New Zealand citizen.


NAME PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT (AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED)

Carol T. Christ                  President of Smith College
                                 Smith College, College Hall
                                 Room 201, Northampton, MA 01063

Armando M. Codina                President and Chief Executive Officer of
                                 Flagler Development Company Codina Group
                                 c/o Corporate Secretary's Office
                                 222 Broadway, 17th Floor
                                 New York, New York 10038

Virgis W. Colbert(1)             Corporate Director
                                 c/o Corporate Secretary's Office
                                 222 Broadway, 17th Floor
                                 New York, New York 10038

Alberto Cribiore                 Managing Partner, Brera Capital Partners
                                 c/o Corporate Secretary's Office
                                 222 Broadway, 17th Floor
                                 New York, New York 10038

John D. Finnegan                 Chairman of the Board of The Chubb Corporation
                                 c/o Corporate Secretary's Office
                                 222 Broadway, 17th Floor
                                 New York, New York 10038

Judith Mayhew Jonas              Corporate Director
                                 c/o Corporate Secretary's Office
                                 222 Broadway, 17th Floor
                                 New York, New York 10038


Aulana L. Peters                 Corporate Director
                                 c/o Corporate Secretary's Office
                                 222 Broadway, 17th Floor
                                 New York, New York 10038

-------------------------------
(1) Mr. Colbert was also a director of the Issuer. According to a Form 4 filed on October 3, 2005, Mr. Colbert owned 79,416 restricted stock units that represent an entitlement to an equivalent number of shares of the Issuer as of October 3, 2005. Mr. Colbert voluntarily recused himself from any deliberations of the board of directors of the Issuer relating to the transaction described in Item 4. On December 31, 2006, Mr. Colbert retired as a director of the Issuer.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                  Page 17 of 19
---------------------                                         -----------------


Joseph W. Prueher                Corporate Director, Consulting Professor to the
                                 Stanford-Harvard Preventive Defensive Project
                                 c/o Corporate Secretary's Office
                                 222 Broadway, 17th Floor
                                 New York, New York 10038

Ann N. Reese                     Co-Founder and Co-Executive Director of the
                                 Center for Adoption Policy
                                 c/o Corporate Secretary's Office
                                 222 Broadway, 17th Floor
                                 New York, New York 10038

Charles O. Rossotti              Senior Advisor to The Carlyle Group
                                 c/o Corporate Secretary's Office
                                 222 Broadway, 17th Floor
                                 New York, New York 10038

E. Stanley O'Neal                Chairman of the Board, President and Chief
                                 Executive Officer
                                 4 World Financial Center
                                 250 Vesey Street
                                 New York, New York 10080

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                  Page 18 of 19
---------------------                                         -----------------


                                  SCHEDULE VI

----------------------------------------------------------------------------
   PURCHASE (P)/
SALE(S)/OTHER (O)     TRADE DATE          PRICE              QUANTITY
----------------------------------------------------------------------------
P                     5/10/2007           $2.03              75
----------------------------------------------------------------------------
S                     5/10/2007           $1.98              75
----------------------------------------------------------------------------
P                     5/14/2007           $2.35              156
----------------------------------------------------------------------------
S                     5/14/2007           $2.31              156
----------------------------------------------------------------------------
P                     5/16/2007           $2.09              500
----------------------------------------------------------------------------
S                     5/17/2007           $1.98              500
----------------------------------------------------------------------------
P                     5/21/2007           $2.20              350
----------------------------------------------------------------------------
P                     5/21/2007           $2.20              100
----------------------------------------------------------------------------
P                     5/21/2007           $2.22              100
----------------------------------------------------------------------------
P                     5/21/2007           $2.23              100
----------------------------------------------------------------------------
P                     5/21/2007           $2.24              400
----------------------------------------------------------------------------
P                     5/21/2007           $2.24              400
----------------------------------------------------------------------------
P                     5/22/2007           $2.17              900
----------------------------------------------------------------------------
P                     5/22/2007           $2.17              100
----------------------------------------------------------------------------
S                     5/22/2007           $2.16              100
----------------------------------------------------------------------------
S                     5/22/2007           $2.16              350
----------------------------------------------------------------------------
S                     5/23/2007           $2.18              500
----------------------------------------------------------------------------
P                     5/23/2007           $2.14              2000
----------------------------------------------------------------------------
S                     5/23/2007           $2.18              500
----------------------------------------------------------------------------
S                     5/25/2007           $2.40              500
----------------------------------------------------------------------------
S                     5/25/2007           $2.40              1500
----------------------------------------------------------------------------
S*                    5/25/2007           $2.16              2292
----------------------------------------------------------------------------
P                     5/31/2007           $2.69              500
----------------------------------------------------------------------------
P                     5/31/2007           $2.70              500
----------------------------------------------------------------------------
P                     5/31/2007           $2.73              500
----------------------------------------------------------------------------
P                     5/31/2007           $2.73              1000
----------------------------------------------------------------------------
S*                    5/31/2007           $2.38              65
----------------------------------------------------------------------------
S                     6/1/2007            $2.67              500
----------------------------------------------------------------------------
S                     6/1/2007            $2.67              500
----------------------------------------------------------------------------
S                     6/4/2007            $2.77              1000
----------------------------------------------------------------------------
S                     6/4/2007            $2.77              500
----------------------------------------------------------------------------
S                     6/11/2007           $2.68              500
----------------------------------------------------------------------------
S                     6/11/2007           $2.68              500
----------------------------------------------------------------------------
P                     6/22/2007           $2.67              57
----------------------------------------------------------------------------
S                     6/22/2007           $2.67              70
----------------------------------------------------------------------------
P                     6/25/2007           $2.72              70
----------------------------------------------------------------------------
S                     6/28/2007           $2.43              57
----------------------------------------------------------------------------
S*                    7/2/2007            $2.27              20
----------------------------------------------------------------------------
P                     7/23/2007           $1.86              9500
----------------------------------------------------------------------------
P                     7/24/2007           $1.67              506
----------------------------------------------------------------------------
P                     7/24/2007           $1.67              500
----------------------------------------------------------------------------
S                     7/24/2007           $1.70              506
----------------------------------------------------------------------------
S                     7/24/2007           $1.70              500
----------------------------------------------------------------------------
S                     7/24/2007           $1.70              500
----------------------------------------------------------------------------
S                     7/24/2007           $1.67              9000
----------------------------------------------------------------------------
S                     7/26/2007           $1.18              20000
----------------------------------------------------------------------------
P                     7/26/2007           $1.25              20000
----------------------------------------------------------------------------
P                     7/26/2007           $1.39              2500
----------------------------------------------------------------------------
P                     7/26/2007           $1.39              500
----------------------------------------------------------------------------

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                  Page 19 of 19
---------------------                                         -----------------

----------------------------------------------------------------------------
   PURCHASE (P)/
SALE(S)/OTHER (O)     TRADE DATE          PRICE              QUANTITY
----------------------------------------------------------------------------
P                     8/2/2007            $1.19              1000
----------------------------------------------------------------------------
S                     8/3/2007            $1.19              500
----------------------------------------------------------------------------
S                     8/3/2007            $1.19              500
----------------------------------------------------------------------------
P                     8/21/2007           $1.03              500
----------------------------------------------------------------------------
P                     8/21/2007           $1.03              400
----------------------------------------------------------------------------
S                     8/21/2007           $1.02              2000
----------------------------------------------------------------------------
S                     8/21/2007           $1.02              500
----------------------------------------------------------------------------
S                     8/21/2007           $1.02              500
----------------------------------------------------------------------------
S                     8/21/2007           $1.05              500
----------------------------------------------------------------------------
S                     8/21/2007           $1.05              400
----------------------------------------------------------------------------
P                     8/21/2007           $1.04              7100
----------------------------------------------------------------------------
S                     8/23/2007           $0.93              7100
----------------------------------------------------------------------------
P                     8/23/2007           $0.955             2600
----------------------------------------------------------------------------
P                     8/23/2007           $0.955             4500
----------------------------------------------------------------------------

     * These transactions were entered into in order to facilitate a transaction for the account of a customer.


     All of the other transactions listed above reflect the purchase and sale of shares by MLPF&S's error correction section to correct errors made in connection with trades made on behalf of clients.